August 10, 2020

CONFIDENTIAL

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC  20549-3628

Attn:                    Stacie Gorman

Erin E. Martin

Re:                             NETSTREIT Corp.

Amendment No. 1 to Form S-11

Filed August 5, 2020

File No. 333-239911

Dear Ms. Gorman and Ms. Martin:

On behalf of NETSTREIT Corp. (the “Company”), set forth below are the responses of the Company to the comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated August 7, 2020, regarding the first amendment to the Company’s Registration Statement on Form S-11 filed on August 5, 2020 (File No. 333-239911) (the “Registration Statement”).  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Form S-11 filed August 5, 2020

Risk Factors

Our bylaws designate the Circuit Court for Baltimore City, Maryland..., page 49

1.              We note your revised disclosure that in accordance with your bylaws, the federal district courts will be the sole and exclusive forum for claims made under the Securities Act of 1933. Please expand your disclosure to clarify that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We also note your disclosure here that the provision in your bylaws that establishes the Circuit Court for Baltimore City, Maryland or the United States District Court of the District of Maryland, Northern Division as the exclusive forum for other claims does not cover claims made by stockholders pursuant to the securities laws of the United States, or any rules or regulations promulgated thereunder. Please revise your disclosure and your bylaws to clearly state that neither exclusive forum provision applies to claims brought under the Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to any actions under the Exchange Act. Please refer to Section 27 of the Exchange Act.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 49 and 176 of the Registration Statement (attached as Exhibit A hereto) to clarify that there is uncertainty as to whether a court would enforce the federal exclusive forum provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  The Company has further revised its disclosure and the Company’s bylaws to state clearly that neither exclusive forum provision applies to claims brought under both the Securities Act and the Exchange Act. A copy of the revised bylaws is attached hereto as Exhibit B and such bylaws will be filed as Exhibit 3.4 to the Registration Statement.

Distribution Policy, page 65

2.              We note that your estimated annual distribution of $0.80 per share of common stock as disclosed on page 65, based on an initial distribution rate of $0.20 per share of common stock for a full quarter, is not consistent to the estimated initial annual distribution rate per share of common stock and OP unit of $0.70 as disclosed in your table on page 67. Please reconcile this discrepancy.

The Company has revised its disclosure on pages 66 and 69 of the Registration Statement (attached as Exhibit C hereto) to clarify that it intends to make a pro rata distribution with respect to the period commencing upon the completion of the offering and ending on September 30, 2020 of $0.10 per share of common stock and OP unit, based on a distribution rate of $0.20 per share of common stock and OP unit for a full quarter.  On an annualized basis, the distribution rate would be $0.80 per share of common stock and OP unit.  However, the initial distribution rate for the twelve months ending June 30, 2021, after giving effect to the initial pro rata distribution, is $0.70 per share.

3.              We note your disclosure: “We estimate that this initial annual distribution rate will represent approximately 103.2% of our estimated cash available for distribution for the twelve months ending on June 30, 2021.” Please add risk factor disclosure, as appropriate, to address the shortfall is estimated cash available for distribution.

The Company has revised the risk factor on page 59 of the Registration Statement (attached as Exhibit D hereto) to provide that the Company’s initial annual distribution, after giving effect to the initial pro rata distribution, represents 103.2% of the Company’s estimated initial cash available for distribution for the 12 months ending June 30, 2021 and, accordingly, the Company may be unable to pay the estimated initial annual distribution to stockholders out of cash available for distribution.

NOI and Cash NOI, page 103

4.              Please revise your reconciliation to reconcile NOI and Cash NOI to the most directly comparable GAAP financial measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company has revised the definition of NOI on page 104 of the Registration Statement and reconciled NOI and Cash NOI to net income (loss) on page 105 of the Registration Statement as set forth on Exhibit E hereto.

If you have any questions regarding any of the responses in this letter, please contact me by phone at (312) 558-3722 or via e-mail at croupas@winston.com.

Respectfully submitted,

/s/ Christina T. Roupas
Christina T. Roupas
Partner
Winston & Strawn LLP
cc:	Courtney M.W. Tygesson
Winston & Strawn LLP

2

TOPPAN MERRILL CHE105627//10-AUG-20 04:44 DISK123:[20ZCF1.20ZCF73401]DC73401A.;30 mrll_0119.fmt Free: 590D*/780D Foot: 0D/0D VJ RSeq: 12 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;141 41-42 B Cs: 50818 EXHIBIT A dividends or other distributions, qualifications or terms or conditions of redemption that are senior to, or otherwise conflict with, the rights of our common stockholders. Although our board of directors has no such intention at the present time, it could establish a class or series of common stock or preferred stock that could, depending on the terms of such class or series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and provide that claims relating to causes of action under the Securities Act may only be brought in federal district courts, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees and could discourage lawsuits against us and our directors, officers and employees. Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (e) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolu-tion of any claim arising under the Securities Act. These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers, or employees, which may discourage such lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act. Termination of the employment agreements with certain members of our management team could be costly. The employment agreements with certain members of our management team provide that if their employment with us terminates under certain circumstances (including in connection with a change in control of our company), we may be required to pay them significant amounts of severance compensa-tion, thereby making it costly to terminate their employment. 49 Project Hogan S-11 (IPO) Proj: P18334CHI20 Job: 20ZCF73401 (20-18334-1) REDLINED Page Dim: 8.500" X 11.000" Copy Dim: 38. X 54.3 File: DC73401A.;30 v6.8

TOPPAN MERRILL CHE105627//10-AUG-20 04:45 DISK123:[20ZCF1.20ZCF73401]EQ73401A.;19 mrll_0119.fmt Free: 110D*/120D Foot: 0D/0D VJ RSeq: 1 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;141 41-42 B Cs: 12172 Exclusive Forum Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (e) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolu-tion of any claims arising under the Securities Act. Although our bylaws contain the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act. Limitation of Liability and Indemnification of Directors and Officers Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law. The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settle-ments and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made or are threatened to be made a party or witness by reason of their service in those or other capacities unless it is established that: • the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; the director or officer actually received an improper personal benefit in money, property or services; or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. • • However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification, and then only for expenses. A court may order indemnification if it determines that the 177 Project Hogan S-11 (IPO) Proj: P18334CHI20 Job: 20ZCF73401 (20-18334-1) REDLINED Page Dim: 8.500" X 11.000" Copy Dim: 38. X 54.3 File: EQ73401A.;19 v6.8

EXHIBIT B NETSTREIT CORP. AMENDED AND RESTATED BYLAWS ARTICLE I OFFICES Section 1. PRINCIPAL OFFICE. The principal office of NETSTREIT Corp. (the “Corporation”) in the State of Maryland shall be located at such place as the Board of Directors may designate. Section 2. ADDITIONAL OFFICES. The Corporation may have additional offices, including a principal executive office, at such places as the Board of Directors may from time to time determine or the business of the Corporation may require. ARTICLE II MEETINGS OF STOCKHOLDERS Section 1. PLACE. All meetings of stockholders shall be held at the principal executive office of the Corporation or at such other place as shall be set in accordance with these Bylaws and stated in the notice of the meeting. Section 2. ANNUAL MEETING. An annual meeting of stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on the date and at the time and place set by the Board of Directors. Section 3. SPECIAL MEETINGS. (a) General. Each of the chairman of the board, chief executive officer, president and Board of Directors may call a special meeting of stockholders. Except as provided in subsection (b)(4) of this Section 3, a special meeting of stockholders shall be held on the date and at the time and place set by the chairman of the board, chief executive officer, president or Board of Directors, whoever has called the meeting. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the secretary of the Corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at such meeting. (b) Stockholder-Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the “Record Date Request Notice”) by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the “Request Record Date”). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such stockholder (or such agent)

and shall set forth all information relating to each such stockholder, each individual whom the stockholder proposes to nominate for election or reelection as a director and each matter proposed to be acted on at the meeting that would be required to be disclosed in connection with the solicitation of proxies for the election of directors or the election of each such individual, as applicable, in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which a Record Date Request Notice is received by the secretary. (2) In order for any stockholder to request a special meeting to act on any matter that may properly be considered at a meeting of stockholders, one or more written requests for a special meeting (collectively, the “Special Meeting Request”) signed by stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast a majority of all of the votes entitled to be cast on such matter at such meeting (the “Special Meeting Percentage”) shall be delivered to the secretary. In addition, the Special Meeting Request shall (a) set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the secretary), (b) bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, (c) set forth (i) the name and address, as they appear in the Corporation’s books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), (ii) the class, series and number of all shares of stock of the Corporation which are owned (beneficially or of record) by each such stockholder and (iii) the nominee holder for, and number of, shares of stock of the Corporation owned beneficially but not of record by such stockholder, (d) be sent to the secretary by registered mail, return receipt requested, and (e) be received by the secretary within 60 days after the Request Record Date. Any requesting stockholder (or agent duly authorized in a writing accompanying the revocation of the Special Meeting Request) may revoke his, her or its request for a special meeting at any time by written revocation delivered to the secretary. (3) The secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing or delivering the notice of the meeting (including the Corporation’s proxy materials). The secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 3(b), the secretary receives payment of such reasonably estimated cost prior to the preparation and mailing or delivery of such notice of the meeting. (4) In the case of any special meeting called by the secretary upon the request of stockholders (a “Stockholder-Requested Meeting”), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder-Requested Meeting shall be not more than 90 days after the record date for such meeting (the “Meeting Record Date”); and provided further that if the Board of Directors fails to 2 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

designate, within ten days after the date that a valid Special Meeting Request is actually received by the secretary (the “Delivery Date”), a date and time for a Stockholder-Requested Meeting, then such meeting shall be held at 2:00 p.m., local time, on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder-Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for a Stockholder-Requested Meeting, the Board of Directors may consider such factors as it deems relevant, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder-Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. The Board of Directors may revoke the notice for any Stockholder-Requested Meeting in the event that the requesting stockholders fail to comply with the provisions of paragraph (3) of this Section 3(b). (5) If written revocations of the Special Meeting Request have been delivered to the secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting on the matter to the secretary: (i) if the notice of meeting has not already been delivered, the secretary shall refrain from delivering the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for a special meeting on the matter, or (ii) if the notice of meeting has been delivered and if the secretary first sends to all requesting stockholders who have not revoked requests for a special meeting on the matter written notice of any revocation of a request for the special meeting and written notice of the Corporation’s intention to revoke the notice of the meeting or for the chairman of the meeting to adjourn the meeting without action on the matter, (A) the secretary may revoke the notice of the meeting at any time before ten days before the commencement of the meeting or (B) the chairman of the meeting may call the meeting to order and adjourn the meeting from time to time without acting on the matter. Any request for a special meeting received after a revocation by the secretary of a notice of a meeting shall be considered a request for a new special meeting. (6) The chairman of the board, chief executive officer, president or Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported Special Meeting Request shall be deemed to have been received by the secretary until the earlier of (i) five Business Days after actual receipt by the secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the secretary represent, as of the Request Record Date, stockholders of record entitled to cast not less than the Special Meeting Percentage. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without 3 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation). (7) For purposes of these Bylaws, “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close. Section 4. NOTICE. Not less than ten nor more than 90 days before each meeting of stockholders, the secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting notice in writing or by electronic transmission stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, by mail, by presenting it to such stockholder personally, by leaving it at the stockholder’s residence or usual place of business, by electronic transmission or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder’s address as it appears on the records of the Corporation, with postage thereon prepaid. If transmitted electronically, such notice shall be deemed to be given when transmitted to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions. The Corporation may give a single notice to all stockholders who share an address, which single notice shall be effective as to any stockholder at such address, unless such stockholder objects to receiving such single notice or revokes a prior consent to receiving such single notice. Failure to give notice of any meeting to one or more stockholders, or any irregularity in such notice, shall not affect the validity of any meeting fixed in accordance with this Article II or the validity of any proceedings at any such meeting. Subject to Section 11(a) of this Article II, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice. The Corporation may postpone or cancel a meeting of stockholders by making a public announcement (as defined in Section 11(c)(3) of this Article II) of such postponement or cancellation prior to the meeting. Notice of the date, time and place to which the meeting is postponed shall be given not less than ten days prior to such date and otherwise in the manner set forth in this section. Section 5. ORGANIZATION AND CONDUCT. Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment or appointed individual, by the chairman of the board or, in the case of a vacancy in the office or absence of the chairman of the board, by one of the following officers present at the meeting in the following order: the vice chairman of the board, if there is one, the chief executive officer, the president, the vice presidents in their order of rank and, within each rank, in their order of seniority, the secretary, or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The secretary or, in the case of a vacancy in the office or absence of the secretary, or if the secretary presides at the meeting, an assistant secretary, or, in the absence of all assistant secretaries, an individual appointed by the Board of Directors or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of 4 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance or participation at the meeting to stockholders of record of the Corporation, their duly authorized proxies and such other individuals as the chairman of the meeting may determine; (c) limiting the time allotted to questions or comments; (d) determining when and for how long the polls should be opened and when the polls should be closed and when announcement of the results should be made; (e) maintaining order and security at the meeting; (f) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; (g) concluding a meeting or recessing or adjourning the meeting, whether or not a quorum is present, to a later date and time and at a place announced at the meeting; and (h) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with any rules of parliamentary procedure. Section 6. QUORUM. At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum; but this section shall not affect any requirement under any statute or the charter of the Corporation (the “Charter”) for the vote necessary for the approval of any matter. If such quorum is not established at any meeting of the stockholders, the chairman of the meeting may conclude the meeting or adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. The stockholders present either in person or by proxy, at a meeting which has been duly called and at which a quorum has been established, may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough stockholders to leave fewer than would be required to establish a quorum. Section 7. VOTING. Except as otherwise provided in the Charter with respect to directors to be elected by the holders of any class or series of stock of the Corporation and in these Bylaws with respect to the filling of vacancies on the Board of Directors, a nominee shall be elected as a director only if such nominee receives the affirmative vote of a majority of the total votes cast for and against such nominee at a meeting of stockholders duly called and at which a quorum is present; provided, however, that directors shall be elected by a plurality of votes cast at a meeting of stockholders duly called and at which a quorum is present for which (i) the secretary of the Corporation receives notice that a stockholder has nominated an individual for election as a director in compliance with the requirements of advance notice of stockholder nominees for director set forth in Article II, Section 11 of these Bylaws, and (ii) such nomination has not been withdrawn by such stockholder on or before the close of business on the tenth day before the date of filing of the definitive proxy statement of the Corporation with the Securities and Exchange Commission, and, as a result of which, the number of nominees is greater than the number of directors to be elected at the meeting. Each share entitles the holder thereof to vote for as many individuals as there are directors to be elected and for whose election the holder is entitled to vote. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve 5 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the Charter. Unless otherwise provided by statute or by the Charter, each outstanding share of stock, regardless of class, entitles the holder thereof to cast one vote on each matter submitted to a vote at a meeting of stockholders. Voting on any question or in any election may be viva voce unless the chairman of the meeting shall order that voting be by ballot or otherwise. Section 8. PROXIES. A stockholder of record may vote in person or by proxy executed by the stockholder or by the stockholder’s duly authorized agent in any manner permitted by applicable law. Such proxy or evidence of authorization of such proxy shall be filed with the secretary of the Corporation before or at the meeting. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy. Section 9. VOTING OF STOCK BY CERTAIN HOLDERS. Stock of the Corporation registered in the name of a corporation, limited liability company, partnership, joint venture, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, managing member, manager, general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any trustee or fiduciary, in such capacity, may vote stock registered in such trustee’s or fiduciary’s name, either in person or by proxy. Shares of stock of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time. The Board of Directors may adopt by resolution a procedure by which a stockholder may certify in writing to the Corporation that any shares of stock registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date, the time after the record date within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board of Directors considers necessary or appropriate. On receipt by the secretary of the Corporation of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the holder of record of the specified stock in place of the stockholder who makes the certification. Section 10. INSPECTORS. The Board of Directors or the chairman of the meeting may appoint, before or at the meeting, one or more inspectors for the meeting and any successor to the inspector. Except as otherwise provided by the chairman of the meeting, the inspectors, if any, shall (i) determine the number of shares of stock represented at the meeting, in person or by proxy, and the validity and effect of proxies, (ii) receive and tabulate all votes, ballots or consents, (iii) report such tabulation to the chairman of the meeting, (iv) hear and determine all challenges and questions 6 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

arising in connection with the right to vote, and (v) do such acts as are proper to fairly conduct the election or vote. Each such report shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof. Section 11. ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTOR AND OTHER STOCKHOLDER PROPOSALS. (a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record as of the record date set by the Board of Directors for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving of notice by the stockholder as provided for in this Section 11(a) and at the time of the annual meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with this Section 11(a). (2) For any nomination or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and any such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder’s notice shall set forth all information required under this Section 11 and shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement (as defined in Section 11(c)(3) of this Article II) for the preceding year’s annual meeting; provided, however, that in connection with the Corporation’s first annual meeting or in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, in order for notice by the stockholder to be timely, such notice must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder’s notice as described above. (3) Such stockholder’s notice shall set forth: (i) as to each individual whom the stockholder proposes to nominate for election or reelection as a director (each, a “Proposed Nominee”), all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act; 7 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

(ii) as to any other business that the stockholder proposes to bring before the meeting, a description of such business, the stockholder’s reasons for proposing such business at the meeting and any material interest in such business of such stockholder or any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or the Stockholder Associated Person therefrom; (iii) as to the stockholder giving the notice, any Proposed Nominee and any Stockholder Associated Person, (A) the class, series and number of all shares of stock or other securities of the Corporation or any affiliate thereof (collectively, the “Company Securities”), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person, the date on which each such Company Security was acquired and the investment intent of such acquisition, and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person, (B) the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such stockholder, Proposed Nominee or Stockholder Associated Person, (C) whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the last six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (I) manage risk or benefit of changes in the price of Company Securities for such stockholder, Proposed Nominee or Stockholder Associated Person or (II) increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation or any affiliate thereof disproportionately to such person’s economic interest in the Company Securities and (D) any substantial interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Corporation or any affiliate thereof, other than an interest arising from the ownership of Company Securities where such stockholder, Proposed Nominee or Stockholder Associated Person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series; (iv) as to the stockholder giving the notice, any Stockholder Associated Person with an interest or ownership referred to in clauses (ii) or (iii) of this paragraph (3) of this Section 11(a) and any Proposed Nominee, (A) the name and address of such stockholder, as they appear on the Corporation’s stock ledger, and the current name and business address, if different, of each such Stockholder Associated Person and any Proposed Nominee and 8 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

(B) the investment strategy or objective, if any, of such stockholder and each such Stockholder Associated Person who is not an individual and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such stockholder and each such Stockholder Associated Person; (v) the name and address of any person who contacted or was contacted by the stockholder giving the notice or any Stockholder Associated Person about the Proposed Nominee or other business proposal prior to the date of such stockholders notice; and (vi) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder’s notice. (4) Such stockholder’s notice shall, with respect to any Proposed Nominee, be accompanied by a written undertaking executed by the Proposed Nominee (i) that such Proposed Nominee (a) is not, and will not become, a party to any agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service or action as a director that has not been disclosed to the Corporation and (b) will serve as a director of the Corporation if elected; and (ii) attaching a completed Proposed Nominee questionnaire (which questionnaire shall be provided by the Corporation, upon request by the stockholder providing the notice, and shall include all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act, or would be required pursuant to the rules of any national securities exchange on which any securities of the Corporation are listed or over-the-counter market on which any securities of the Corporation are traded). (5) Notwithstanding anything in this subsection (a) of this Section 11 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased, and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of the proxy statement (as defined in Section 11(c)(3) of this Article II) for the preceding year’s annual meeting, a stockholder’s notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the Corporation. (6) For purposes of this Section 11, “Stockholder Associated Person” of any stockholder shall mean (i) any person acting in concert with such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder (other than a stockholder that is a depositary) and (iii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such stockholder or such Stockholder Associated Person. (b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the 9 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

Corporation’s notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Board of Directors, (ii) by a stockholder that has requested that a special meeting be called for the purpose of electing directors in compliance with Section 3 of this Article II and that has supplied the information required by Section 3 of this Article II about each individual whom the stockholder proposes to nominate for election of directors or (iii) provided that the special meeting has been called in accordance with Section 3(a) of this Article II for the purpose of electing directors, by any stockholder of the Corporation who is a stockholder of record as of the record date set by the Board of Directors for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving of notice provided for in this Section 11 and at the time of the special meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation’s notice of meeting, if the stockholder’s notice, containing the information required by paragraphs (a)(3) and (4) of this Section 11, is delivered to the secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder’s notice as described above. (c) General. (1) If information submitted pursuant to this Section 11 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 11. Any such stockholder shall notify the Corporation of any inaccuracy or change (within two Business Days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the secretary or the Board of Directors, any such stockholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board of Directors or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the stockholder pursuant to this Section 11 as of an earlier date. If a stockholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 11. (2) Only such individuals who are nominated in accordance with this Section 11 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. The chairman of the meeting shall have the power to determine whether a 10 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11. (3) For purposes of this Section 11, “the date of the proxy statement” shall have the same meaning as “the date of the company’s proxy statement released to shareholders” as used in Rule 14a-8(e) promulgated under the Exchange Act, as interpreted by the Securities and Exchange Commission from time to time. “Public announcement” shall mean disclosure (A) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or other widely circulated news or wire service or (B) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act. (4) Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, or the right of the Corporation to omit a proposal from, any proxy statement filed by the Corporation with the Securities and Exchange Commission pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act. Nothing in this Section 11 shall require disclosure of revocable proxies received by the stockholder or Stockholder Associated Person pursuant to a solicitation of proxies after the filing of an effective Schedule 14A by such stockholder or Stockholder Associated Person under Section 14(a) of the Exchange Act. (5) Notwithstanding anything in these Bylaws to the contrary, except as otherwise determined by the chairman of the meeting, if the stockholder giving notice as provided for in this Section 11 does not appear in person or by proxy at such annual or special meeting to present each nominee for election as a director or the proposed business, as applicable, such matter shall not be considered at the meeting. Section 12. TELEPHONE MEETINGS. The Board of Directors or chairman of the meeting may permit one or more stockholders to participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means constitutes presence in person at the meeting. Section 13. CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law, or any successor statute (the “MGCL”), shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition. Section 14. BUSINESS COMBINATIONS. By virtue of a resolution adopted by the Board of Directors prior to or at the time of the adoption of these Bylaws (and the adoption of these Bylaws shall be deemed to be, and shall be conclusive evidence of, the adoption of such resolution), any business combination (as defined in Section 3-601(e) of the MGCL) between the Corporation and any other person or entity or group of persons or entities is exempt from the provisions of Subtitle 6 of Title 3 of the MGCL. The approval by the affirmative vote of a majority of the votes cast on the 11 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

matter by stockholders entitled to vote generally in the election of directors shall be required in order for the Board of Directors to revoke, alter or amend such resolution or otherwise adopt any resolution that is inconsistent with this Section 14 of this Article II or with a prior resolution of the Board of Directors that exempts any business combination between the Corporation and any other person, whether identified specifically, generally or by type, from the provisions of Subtitle 6 of Title 3 of the MGCL. ARTICLE III DIRECTORS Section 1. GENERAL POWERS. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. Section 2. NUMBER, QUALIFICATIONS AND RESIGNATION. (a) Number. A majority of the entire Board of Directors may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by the MGCL nor more than 15, and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors. (b) Qualifications. If required by the Registration Rights Agreement among the Corporation and Stifel, Nicolaus & Company, Incorporated, as the initial purchaser/placement agent for the benefit of participants in a certain private offering by the Company of shares of its common stock, and their direct and indirect transferees, as in effect from time to time (the “Registration Rights Agreement”), in order to be qualified to be nominated or elected, or to serve, as a director of the Corporation, an individual must be nominated in accordance with the requirements, if any, set forth in the Registration Rights Agreement. Notwithstanding any requirement of Section 11 of Article II of these Bylaws to the contrary, the nomination of any such individual shall not be required to be submitted in accordance with the time periods or be accompanied by the information and other materials required by Section 11 of Article II of these Bylaws. (c) Resignation. Any director of the Corporation may resign at any time by delivering his or her resignation to the Board of Directors, the chairman of the board or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Section 3. ANNUAL AND REGULAR MEETINGS. The Board of Directors may provide, by resolution, the time and place of annual or regular meetings of the Board of Directors without other notice than such resolution. Section 4. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the chairman of the board, the chief executive officer, the president or a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the time and place of any special meeting of the Board of 12 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

Directors called by them. The Board of Directors may provide, by resolution, the time and place of special meetings of the Board of Directors without other notice than such resolution. Section 5. NOTICE. Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, courier or United States mail to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws. Section 6. QUORUM. A majority of the directors then serving shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, provided that, if less than a majority of such directors is present at such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to applicable law, the Charter or these Bylaws, the vote of a majority or other percentage of a specified group of directors is required for action, a quorum must also include a majority or such other percentage of such group. The directors present at a meeting which has been duly called and at which a quorum has been established may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough directors to leave fewer than required to establish a quorum. Section 7. VOTING. The action of a majority of the directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws. If enough directors have withdrawn from a meeting to leave fewer than required to establish a quorum, but the meeting is not adjourned, the action of the majority of that number of directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws. Section 8. ORGANIZATION. At each meeting of the Board of Directors, the chairman of the board or, in the absence of the chairman, the vice chairman of the board, if any, shall act as chairman of the meeting. In the absence of both the chairman and vice chairman of the board, the chief executive officer or, in the absence of the chief executive officer or if the chief executive officer is not a director, the president or, in the absence of the president or if neither the chief 13 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

executive officer nor the president is a director, a director chosen by a majority of the directors present, shall act as chairman of the meeting. The secretary or, in his or her absence, an assistant secretary of the Corporation, or, in the absence of the secretary and all assistant secretaries, an individual appointed by the chairman of the meeting, shall act as secretary of the meeting. Section 9. TELEPHONE MEETINGS. Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting. Section 10. CONSENT BY DIRECTORS WITHOUT A MEETING. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each director and is filed with the minutes of proceedings of the Board of Directors. Section 11. VACANCIES. If for any reason any or all of the directors cease to be directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining directors hereunder. Until such time as the Corporation becomes subject to Section 3-804(c) of the MGCL, any vacancy on the Board of Directors for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any vacancy in the number of directors created by an increase in the number of directors may be filled by a majority of the entire Board of Directors, and any individual so elected as director shall serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. At such time as the Corporation becomes subject to 3-804(c) of the MGCL or except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any vacancy on the Board of Directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Section 12. COMPENSATION. Directors shall not receive any stated salary for their services as directors but, by resolution of the Board of Directors, may receive compensation per year and/or per meeting and/or per visit to real property or other facilities owned or leased by the Corporation and for any service or activity they performed or engaged in as directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board of Directors or of any committee thereof and for their expenses, if any, in connection with each property visit and any other service or activity they perform or engage in as directors; but nothing herein contained shall be construed to preclude any directors from serving the Corporation in any other capacity and receiving compensation therefor. Section 13. RELIANCE. Each director and officer of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be entitled to rely on any information, opinion, report or statement, including any financial statement or other financial data, prepared or presented by an officer or employee of the Corporation whom the director or officer reasonably believes to be reliable and competent in the matters presented, by a lawyer, certified public accountant or other person, as to a matter which the director or officer reasonably believes to be within the person’s professional or expert competence, or, with respect to a director, by a committee 14 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

of the Board of Directors on which the director does not serve, as to a matter within its designated authority, if the director reasonably believes the committee to merit confidence. Section 14. RATIFICATION. The Board of Directors or the stockholders may ratify any action or inaction by the Corporation or its officers to the extent that the Board of Directors or the stockholders could have originally authorized the matter, and if so ratified, shall have the same force and effect as if originally duly authorized, and such ratification shall be binding upon the Corporation and its stockholders. Any action or inaction questioned in any proceeding on the ground of lack of authority, defective or irregular execution, adverse interest of a director, officer or stockholder, non-disclosure, miscomputation, the application of improper principles or practices of accounting or otherwise, may be ratified, before or after judgment, by the Board of Directors or by the stockholders, and such ratification shall constitute a bar to any claim or execution of any judgment in respect of such questioned action or inaction. Section 15. EMERGENCY PROVISIONS. Notwithstanding any other provision in the Charter or these Bylaws, this Section 15 shall apply during the existence of any catastrophe, or other similar emergency condition, as a result of which a quorum of the Board of Directors under Article III of these Bylaws cannot readily be obtained (an “Emergency”). During any Emergency, unless otherwise provided by the Board of Directors, (i) a meeting of the Board of Directors or a committee thereof may be called by any director or officer by any means feasible under the circumstances; (ii) notice of any meeting of the Board of Directors during such an Emergency may be given less than 24 hours prior to the meeting to as many directors and by such means as may be feasible at the time, including publication, television or radio; and (iii) the number of directors necessary to constitute a quorum shall be one-third of the entire Board of Directors. ARTICLE IV COMMITTEES Section 1. NUMBER, TENURE AND QUALIFICATIONS. The Board of Directors may appoint from among its members one or more committees, composed of one or more directors, to serve at the pleasure of the Board of Directors. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another director to act in the place of such absent member. Section 2. POWERS. The Board of Directors may delegate to any committee appointed under Section 1 of this Article any of the powers of the Board of Directors, except as prohibited by law. Except as may be otherwise provided by the Board of Directors, any committee may delegate some or all of its power and authority to one or more subcommittees, composed of one or more directors, as the committee deems appropriate. Section 3. MEETINGS. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board of Directors may designate a chairman of any committee, and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two 15 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

members of the committee) may fix the time and place of its meeting unless the Board shall otherwise provide. Section 4. TELEPHONE MEETINGS. Members of a committee of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting. Section 5. CONSENT BY COMMITTEES WITHOUT A MEETING. Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each member of the committee and is filed with the minutes of proceedings of such committee. Section 6. VACANCIES. Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to appoint the chair of any committee, to fill any vacancy, to designate an alternate member to replace any absent or disqualified member or to dissolve any such committee. ARTICLE V OFFICERS Section 1. GENERAL PROVISIONS. The officers of the Corporation shall include a president, a secretary and a treasurer and may include a chairman of the board, a vice chairman of the board, a chief executive officer, one or more vice presidents, a chief operating officer, a chief financial officer, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board of Directors may from time to time elect such other officers with such powers and duties as it shall deem necessary or appropriate. The officers of the Corporation shall be elected by the Board of Directors, except that the chief executive officer or president may from time to time appoint one or more vice presidents, assistant secretaries and assistant treasurers or other officers. Each officer shall serve until his or her successor is elected and qualifies or until his or her death, or his or her resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent. Section 2. REMOVAL AND RESIGNATION. Any officer or agent of the Corporation may be removed, with or without cause, by the Board of Directors if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by delivering his or her resignation to the Board of Directors, the chairman of the board, the chief executive officer, the president or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation. Section 3. VACANCIES. A vacancy in any office may be filled by the Board of Directors for the balance of the term. 16 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

Section 4. CHAIRMAN OF THE BOARD. The Board of Directors may designate from among its members a chairman of the board, who shall not, solely by reason of these Bylaws, be an officer of the Corporation. The Board of Directors may designate the chairman of the board as an executive or non-executive chairman. The chairman of the board shall preside over the meetings of the Board of Directors. The chairman of the board shall perform such other duties as may be assigned to him or her by these Bylaws or the Board of Directors. Section 5. CHIEF EXECUTIVE OFFICER. The Board of Directors may designate a chief executive officer. In the absence of such designation, the chairman of the board shall be the chief executive officer of the Corporation. The chief executive officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors, and for the management of the business and affairs of the Corporation. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of chief executive officer and such other duties as may be prescribed by the Board of Directors from time to time. Section 6. CHIEF OPERATING OFFICER. The Board of Directors may designate a chief operating officer. The chief operating officer shall have the responsibilities and duties as determined by the Board of Directors or the chief executive officer. Section 7. CHIEF FINANCIAL OFFICER. The Board of Directors may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as determined by the Board of Directors or the chief executive officer. Section 8. PRESIDENT. In the absence of a chief executive officer, the president shall in general supervise and control all of the business and affairs of the Corporation. In the absence of a designation of a chief operating officer by the Board of Directors, the president shall be the chief operating officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time. Section 9. VICE PRESIDENTS. In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to such vice president by the chief executive officer, the president or the Board of Directors. The Board of Directors may designate one or more vice presidents as executive vice president, senior vice president, or vice president for particular areas of responsibility. Section 10. SECRETARY. The secretary shall (a) keep the minutes of the proceedings of the stockholders, the Board of Directors and committees of the Board of Directors in 17 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the stock transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him or her by the chief executive officer, the president or the Board of Directors. Section 11. TREASURER. The treasurer shall have the custody of the funds and securities of the Corporation, shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors and in general perform such other duties as from time to time may be assigned to him or her by the chief executive officer, the president or the Board of Directors. In the absence of a designation of a chief financial officer by the Board of Directors, the treasurer shall be the chief financial officer of the Corporation. Section 12. ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the chief executive officer, the president or the Board of Directors. Section 13. COMPENSATION. The compensation of the officers shall be fixed from time to time by or under the authority of the Board of Directors and no officer shall be prevented from receiving such compensation by reason of the fact that he or she is also a director. ARTICLE VI CONTRACTS, CHECKS AND DEPOSITS Section 1. CONTRACTS. The Board of Directors may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when duly authorized or ratified by action of the Board of Directors and executed by the chief executive officer, the president or any other person authorized by the Board of Directors. Section 2. CHECKS AND DRAFTS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by the chief executive officer, the president, the chief financial officer, the treasurer or such other officer or agent of the Corporation as shall from time to time be determined by the Board of Directors. Section 3. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited or invested from time to time to the credit of the Corporation as the Board of Directors, the chief executive officer, the president, the chief financial officer, the treasurer or any other officer designated by the Board of Directors may determine. 18 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

ARTICLE VII STOCK Section 1. CERTIFICATES. Except as may be otherwise provided by the Board of Directors or any officer of the Corporation, stockholders of the Corporation are not entitled to certificates representing the shares of stock held by them. In the event that the Corporation issues shares of stock represented by certificates, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the MGCL and shall be signed by the officers of the Corporation in any manner permitted by the MGCL. In the event that the Corporation issues shares of stock without certificates, to the extent then required by the MGCL the Corporation shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. There shall be no difference in the rights and obligations of stockholders based on whether or not their shares are represented by certificates. Section 2. TRANSFERS. All transfers of shares of stock shall be made on the books of the Corporation in such manner as the Board of Directors or any officer of the Corporation may prescribe and, if such shares are certificated, upon surrender of certificates duly endorsed. The issuance of a new certificate upon the transfer of certificated shares is subject to the determination of the Board of Directors or an officer of the Corporation that such shares shall no longer be represented by certificates. Upon the transfer of any uncertificated shares, the Corporation shall provide to the record holders of such shares, to the extent then required by the MGCL, a written statement of the information required by the MGCL to be included on stock certificates. The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by the laws of the State of Maryland. Notwithstanding the foregoing, transfers of shares of any class or series of stock will be subject in all respects to the Charter and all of the terms and conditions contained therein. Section 3. REPLACEMENT CERTIFICATE. Any officer of the Corporation may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, destroyed, stolen or mutilated; provided, however, if such shares have ceased to be certificated, no new certificate shall be issued unless requested in writing by such stockholder and the Board of Directors or an officer of the Corporation has determined that such certificates may be issued. Unless otherwise determined by an officer of the Corporation, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or his or her legal representative, shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the Corporation a bond in such sums as it may direct as indemnity against any claim that may be made against the Corporation. 19 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

Section 4. FIXING OF RECORD DATE. The Board of Directors may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such record date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken. When a record date for the determination of stockholders entitled to notice of or to vote at any meeting of stockholders has been set as provided in this section, such record date shall continue to apply to the meeting if postponed or adjourned, except if the meeting is postponed or adjourned to a date more than 120 days after the record date originally fixed for the meeting, in which case a new record date for such meeting shall be determined as set forth herein. Section 5. STOCK LEDGER. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate stock ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder. Section 6. FRACTIONAL STOCK; ISSUANCE OF UNITS. The Board of Directors may authorize the Corporation to issue fractional shares of stock or authorize the issuance of scrip, all on such terms and under such conditions as it may determine. Notwithstanding any other provision of the Charter or these Bylaws, the Board of Directors may authorize the issuance of units consisting of different securities of the Corporation. ARTICLE VIII ACCOUNTING YEAR The Board of Directors shall have the power, from time to time, to fix the fiscal year of the Corporation by a duly adopted resolution. ARTICLE IX DISTRIBUTIONS Section 1. AUTHORIZATION. Dividends and other distributions upon the stock of the Corporation may be authorized by the Board of Directors, subject to the provisions of law and the Charter. Dividends and other distributions may be paid in cash, property or stock of the Corporation, subject to the provisions of law and the Charter. Section 2. CONTINGENCIES. Before payment of any dividend or other distribution, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its sole discretion, think proper as a reserve fund for contingencies, for equalizing dividends, for repairing or 20 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine, and the Board of Directors may modify or abolish any such reserve. ARTICLE X SEAL Section 1. SEAL. The Board of Directors may authorize the adoption of a seal by the Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the words “Incorporated Maryland” or such other language as may be approved by the Board of Directors. The Board of Directors may authorize one or more duplicate seals and provide for the custody thereof. Section 2. AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word “(SEAL)” adjacent to the signature of the person authorized to execute the document on behalf of the Corporation. ARTICLE XI WAIVER OF NOTICE Whenever any notice of a meeting is required to be given pursuant to the Charter or these Bylaws or pursuant to applicable law, a waiver thereof in writing or by electronic transmission, given by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice of such meeting, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. ARTICLE XII EXCLUSIVE FORUM FOR CERTAIN LITIGATION Section 1. CERTAIN STATE LAW CLAIMS. Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on behalf of the Corporation, other than actions arising under federal securities laws, (c) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL or the Charter or these Bylaws, or (e) any other action asserting a claim against the Corporation or any director or officer or other employee of 21 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

the Corporation that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Corporation consents in writing to such court. This Article XII, Section 1 does not apply to claims arising under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 2. SECURITIES ACT CLAIMS. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. This Article XII, Section 2 does not apply to claims arising under the Exchange Act. ARTICLE XIII STOCKHOLDER RIGHTS PLAN The affirmative vote of a majority of the votes cast by stockholders entitled to vote on such matter shall be required in order for the Corporation to adopt, amend, extend or renew of a Rights Plan (as defined below), unless the Board of Directors determines that, under the circumstances existing at the time, it is advisable and in the best interests of the Corporation to adopt or amend, extend or renew such Rights Plan without delay. If a Rights Plan is adopted or amended, extended or renewed by the Board of Directors without prior stockholder approval, such Rights Plan must provide that it will expire within 12 months of such action by the Board of Directors unless such Rights Plan shall have been ratified prior to the end of such 12 month period by the stockholders by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote on such matter. For purposes of this Article XIII, the term “Rights Plan” refers generally to any plan or arrangement providing for the distribution of preferred shares, rights, warrants, options or debt instruments to the stockholders of the Corporation, designed to assist the Board of Directors in responding to unsolicited takeover proposals and significant share accumulations by conferring certain rights on the stockholders upon the occurrence of a “triggering event” such as a tender offer or third party acquisition of a specified percentage of shares. ARTICLE XIV AMENDMENT OF BYLAWS Section 1. BOARD AND STOCKHOLDER AMENDMENT RIGHTS. Subject in all respects to Section 2 of this Article XIII, these Bylaws may be amended, altered, repealed or replaced, and new Bylaws may be adopted, either (a) by the vote of the stockholders entitled to cast at least a majority of the votes entitled to be cast thereon at any duly organized annual or special meeting of stockholders or, (b) with respect to those matters which are not by statute reserved exclusively to the stockholders, by vote of a majority of the Board of Directors; provided, that any amendment to (i) Section 13 or Section 14 of Article II or (ii) Article XIII must also be approved by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors. 22 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

Section 2. REGISTRATION RIGHTS AGREEMENT. For so long as the Registration Rights Agreement is in effect and the holders of any shares of common stock of the Corporation have the right to nominate directors in accordance with Section 3 thereof, any amendment to Section 2(b) of Article III of these Bylaws or this sentence must be approved in the manner specified in Section 3 of the Registration Rights Agreement. Amended and Restated as of July 30August” , 2020 23 Workshare 10.0 comparison of iManage://dms.venable.com/FIRMDOCS/49675353/2 and NetSTREIT Corp. - A_R Bylaws - Federal Forum Provision(49675353.4).doc. Performed on 8/10/2020.

TOPPAN MERRILL CHE105627//10-AUG-20 04:44 DISK123:[20ZCF1.20ZCF73401]DG73401A.;52 mrll_0119.fmt Free: 50D*/300D Foot: 0D/0D VJ RSeq: 4 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;141 41-42 B Cs: 29603 EXHIBIT C DISTRIBUTION POLICY You should read the following discussion of our cash distribution policy in conjunction with our discussion of ‘‘Forward-Looking Statements’’ and ‘‘Risk Factors’’ for information regarding statements that do not relate strictly to historical or current facts and certain risks to our business. For additional information regarding our historical results of operations, you should refer to the historical financial statements and related notes, in each case, included elsewhere in this prospectus. We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on September 30, 2020, of $0.10 per share of common stock and OP unit, based on distribution rate of $0.20 per share of common stock and OP unit for a full quarter. For the twelve months ending on June 30, 2021, initial distributions would be $0.70 per share of common stock and OP unit, a distribution rate of 3.5% based on the mid-point of the price range set forth on the front cover of this prospectus, representing approximately 103.2% of our estimated cash available for distribution. For subsequent periods, an annualized basis, the distriubtion rate would be $0.80 per share of common stock and OP unit, or an annualized distribution rate of approximately 4.0% based on the mid-point of the price range set forth on the front cover of this prospectus. We do not intend to reduce the annualized distribution per share of common stock and OP unit if the underwriters exercise their option to purchase additional shares. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the twelve months ending June 30, 2021, which we have calculated based on adjustments to our pro forma net loss for the twelve months ended June 30, 2020. This estimate was based on our historical operating results and does not take into account our long-term business and growth strategies, nor does it take into account any unanticipated expenditures we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the twelve months ending June 30, 2021, we have made certain assumptions as reflected in the table and footnotes below. Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. In addition, our estimate of cash available for distribution does not include approximately $2.4 million of incremental general and admin-istrative expenses expected to be incurred subsequent to the completion of this offering in order to operate as a public company. It also does not reflect the amount of cash estimated to be used for investing activities, financing activities or other activities, other than reductions in interest expense associated with loan amortization. Any such investing and/or financing activities may have a material and adverse effect on our estimate of cash available for distribution. Because we have made the assump-tions described herein in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations, FFO, Core FFO, AFFO, liquidity or financial condition, and we have estimated cash available for distribution for the sole purpose of determining our estimated initial annual distribution amount. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodol-ogy upon which we made the adjustments described herein is not necessarily intended to be a basis for determining future distributions. We intend to maintain our initial distribution rate for the 12 months following the completion of this offering unless our results of operations, FFO, Core FFO, AFFO, liquidity, cash flows, financial condition, prospects, economic conditions or other factors differ materially from the assumptions used in projecting our initial distribution rate. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate. However, we cannot assure you that our estimate will prove accurate, and actual distributions may therefore be significantly below the expected distributions. Our actual results of operations will be affected by a number of factors, including the revenue received from our properties, our operating expenses, interest expense and unanticipated capital expenditures. We may, from time to time, be required, or elect, to borrow under our Revolver or otherwise to pay distributions. 66 Project Hogan S-11 (IPO) Proj: P18334CHI20 Job: 20ZCF73401 (20-18334-1) REDLINED Page Dim: 8.500" X 11.000" Copy Dim: 38. X 54.3 File: DG73401A.;52 v6.8

TOPPAN MERRILL CHE105627//10-AUG-20 04:44 DISK123:[20ZCF1.20ZCF73401]DG73401A.;52 mrll_0119.fmt Free: 4430DM/0D Foot: 0D/0D VJ RSeq: 7 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;141 41-42 B Cs: 39872 (8) Based on our estimated ownership of approximately 86.8% of our operating partnership, based on the mid-point of the price range set forth on the front cover of this prospectus. We intend to make a pro rata distribution with respect to the period commencing upon the (9) completion of this offering and ending on September 30, 2020 of $0.10 per share of common stock and OP unit, based on a distribution rate of $0.20 per share of common stock for a full quarter. On an annualized basis, this would be $0.80 per share of common stock OP unit. However, the initial distribution rate for the twelve months ending June 30, 2021, after giving effect to our initial pro rata distribution, is $0.70 per share. (10) Based on a total of 27,297,645 shares of our common stock and 4,158,154 OP units (other than OP units held by the Company) expected to be outstanding upon completion of this offering. To the extent our actual cash available for distribution to our stockholders is not sufficient to pay our estimated initial annual distribution to our stockholders, if our operating cash flow does not increase we may need to borrow funds to fund distributions, or use a portion of the net proceeds from this offering or reduce such distributions. (11) 69 Project Hogan S-11 (IPO) Proj: P18334CHI20 Job: 20ZCF73401 (20-18334-1) REDLINED Page Dim: 8.500" X 11.000" Copy Dim: 38. X 54.3 File: DG73401A.;52 v6.8

TOPPAN MERRILL CHE105627//10-AUG-20 04:44 DISK123:[20ZCF1.20ZCF73401]DE73401A.;28 mrll_0119.fmt Free: 110D*/120D Foot: 0D/0D VJ RSeq: 8 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;141 41-42 B Cs: 59597 EXHIBIT D • other factors we deemed relevant. However, although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities for a publicly traded company. The offering price may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposi-tion of the shares. We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock. Our estimated initial annual distribution on our common stock, after giving effect to our initial pro rata distribution, represents 103.2% of our estimated initial cash available for distribution for the 12 months ending June 30, 2021 as calculated in ‘‘Distribution Policy.’’ Accordingly, we may be unable to pay our estimated initial annual distribution to stockholders out of cash available for distribution. If sufficient cash is not available for such distribution from our operations, we may have to fund distribu-tions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest expense would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In the event the underwriters’ option to purchase additional shares is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further adversely affected. All distributions will be authorized at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, qualification and maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock. There are restrictions on ownership and transfer of our common stock. To assist us in qualifying as a REIT, among other purposes, our charter generally limits beneficial ownership by any person to no more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock or of any class or series of our preferred stock, or more than 9.8% of the aggregate value of all our outstanding stock. Our charter contains various other restrictions on the ownership and transfer of shares of our stock. See ‘‘Description of Our Capital Stock — Restrictions on Ownership and Transfer.’’ As a result, an investor that purchases shares of our common stock in this offering may not be able to readily resell such common stock. For more informa-tion, see ‘‘Description of Our Capital Stock — Restrictions on Ownership and Transfer.’’ Future sales of our common stock or other securities convertible into our common stock could cause the market value of our common stock to decline and could result in dilution of your shares. Our board of directors is authorized, to increase the total number of shares of stock that we are authorized to issue and without your approval, to cause us to issue additional shares of our stock or to raise capital through the issuance of preferred stock, options, warrants and other rights on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our common stock will dilute your ownership and could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our 59 Project Hogan S-11 (IPO) Proj: P18334CHI20 Job: 20ZCF73401 (20-18334-1) REDLINED Page Dim: 8.500" X 11.000" Copy Dim: 38. X 54.3 File: DE73401A.;28 v6.8

TOPPAN MERRILL CHE108053//10-AUG-20 09:23 DISK123:[20ZCF1.20ZCF73401]DU73401A.;76
mrll_0119.fmt Free: 9DC/180D Foot: 0D/ 0D VJ RSeq: 7 Clr: 0
DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;141 41-43 B Cs: 34330

EXHIBIT E

considered alternatives to net income as a performance measure or cash flows from operations as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures. Additionally, our computation of EBITDA, EBITDAre and Adjusted EBITDAre may differ from the methodology for calculating these metrics used by other equity REITs and, therefore, may not be comparable to similarly titled measures reported by other equity REITs.

The following table sets forth a reconciliation of EBITDA, EBITDAre and Adjusted EBITDAre for the periods presented to net income (loss) before allocation to non-controlling interests, as computed in accordance with GAAP (amounts in thousands):

	Company		Predecessor	Company		Predecessor	
	Pro Forma	Historical	Historical	Pro Forma	Historical	Historical	
	Six months ended June 30, 2020	Six months ended June 30, 2020	Six months ended June 30, 2019	Year ended December 31, 2019	Period from December 23 through December 31, 2019	Period from January 1 through December 22, 2019	Year ended December 31, 2018
(in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)			
Net income (loss)	$ (610)	$ (1,957)	$ (1,810)	$ (682)	$ 42	$ (8,072)	$ (20,297)
Depreciation on real estate	6,342	3,777	4,338	12,244	132	8,390	10,332
Amortization of real estate intangibles	2,884	1,534	1,067	5,821	56	2,032	2,548
Amortization of above/below market lease intangibles	(421)	(122)	381	(740)	2	563	847
Non-real estate depreciation and amortization	151	151	—	291	7	—	—
Interest expense, net	2,797	2,797	5,900	6,908	173	10,712	11,004
EBITDA	$ 11,143	$ 6,180	$ 9,876	23,842	$ 412	$13,625	$ 4,434
Adjustments:							
Provision for impairments	1,410	1,410	3,429	4,047	—	7,186	15,721
Gain on sales of real estate	(1,016)	(1,016)	(4,099)	—	—	(5,646)	(1,003)
EBITDAre	$ 11,537	$ 6,574	$ 9,206	$ 27,889	$ 412	$ 15,165	$ 19,152
Adjustments:							
Straight-line rental revenue	(1,017)	(1,030)	392	(1,149)	(15)	1,037	(686)
Gain from forfeited earnest deposit	(250)	(250)	—	—	—	—	—
Public company readiness costs(1)	958	958	—	—	—	—	—
Non-cash compensation expense	947	—	—	2,941	—	—	—
Adjusted EBITDAre	$ 12,175	$ 6,252	$ 9,598	$ 29,681	$397	$16,202	$ 18,466

(1) Represents fees incurred by us for third-party consultants that assisted in preparing for our transition to becoming a public company.

NOI and Cash NOI

NOI and Cash NOI are non-GAAP financial measures which we use to assess our operating results. We compute NOI as net income (loss) (computed in accordance with GAAP), excluding general and admistrative expenses, interest expense (or income), depreciation and amortization, gains (or losses) on sales of depreciable property, gain from forfeited earnest money deposits and real estate impairment losses. We further adjust NOI for non-cash revenue components of straight-line rent and amortization of lease intangibles to derive Cash NOI. We believe NOI and Cash NOI provide useful and relevant information because they reflect only those income and expense items that are incurred at the property level and present such items on an unlevered basis.

NOI and Cash NOI are not measurements of financial performance under GAAP, and our NOI and Cash NOI may not be comparable to similarly titled measures of other companies. You should not consider our NOI and Cash NOI as alternatives to net income or cash flows from operating activities determined in accordance with GAAP.

104

Project Hogan S-11 (IPO) Proj: P18334CHI20 Job: 20ZCF73401 (20-18334-1)
REDLINED Page Dim: 8.500" X 11.000" Copy Dim: 38. X 54.3 File: DU73401A.;76 v6.8

TOPPAN MERRILL CHE105627//10-AUG-20 04:45 DISK123:[20ZCF1.20ZCF73401]DU73401A.;75 mrll_0119.fmt Free: 1850DM/0D Foot: 0D/0D VJ RSeq: 8 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;141 41-42 B Cs: 56835 The following table sets forth a reconciliation of NOI and Cash NOI for the periods presented: Company Predecessor Company Predecessor Pro Forma Historical Historical Pro Forma Historical Historical Six Six Six Period from December 23 Period from January 1 months months months ended ended ended Year ended December 31, through through Year ended December 31, June 30, June 30, June 30, December 31, December 22, 2020 2020 2019 2019 2019 2019 2018 (in thousands) (unaudited) (unaudited) (unaudited) (unaudited) Net income (loss) . . . . . . . . . . . . . $ (610) $ (1,957) $ (1,810) $ (682) $ 42 $ (8,072) $ (20,297) General and administrative . . . . . 6,945 5,460 2,032 8,157 51 4,090 3,792 Depreciation and amortization . . . 9,377 5,462 5,405 18,355 195 10,422 12,880 Interest expense, net . . . . . . . . . . 2,797 2,797 5,900 6,908 173 10,712 11,004 Provision for impairment . . . . . . . 1,410 1,410 3,429 4,047 — 7,186 15,721 Gain on sales of real estate . . . . . (1,016) (1,016) (4,099) — — (5,646) (1,003) Gain from forfeited earnest money deposit . . . . . . . . . . . . . . . . . . (250) (250) — — — — — NOI . . . . . . . . . . . . . . . . . . . . . . . . $18,653 $ 11,906 $ 10,857 $ 36,785 $ 461 $ 18,692 $ 22,097 Straight-line rental revenue . . . . (1,017) (1,030) 392 (1,149) (15) 1,037 (686) Amortization of above/below market lease intangibles . . . . (421) (122) 381 (740) 2 563 847 Cash NOI . . . . . . . . . . . . . . . . . . . . $ 17,215 $ 10,754 $ 11,630 $ 34,896 $ 448 $ 20,292 $ 22,258 Quantitative and Qualitative Disclosures About Market Risk Our future income, cash flows and fair value relevant to our financial instruments depends upon prevail-ing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Based upon the nature of our operations, the principal market risk to which we are exposed is the risk related to interest rate fluctuations. As of June 30, 2020, we had total indebtedness of approximately $175.0 million, which is floating rate debt with a variable interest rate. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control contribute to interest rate risk. A one percent increase in interest rates as at June 30, 2020 on our $175.0 million Term Loan would decrease annual net income by approximately $1.8 million. Off-Balance Sheet Arrangements As of June 30, 2020 and December 31, 2019, we did not have any off-balance sheet arrangements that have had or are reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital resources or capital expenditures. 105 Project Hogan S-11 (IPO) Proj: P18334CHI20 Job: 20ZCF73401 (20-18334-1) REDLINED Page Dim: 8.500" X 11.000" Copy Dim: 38. X 54.3 File: DU73401A.;75 v6.8